SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment No. 1)

 (Rule 13d-101)

information to be included in statements filed pursuant
to rules 13d-1(a) and amendments thereto filed
pursuant to rule 13d-2(a)1

VBI VACCINES, INC.
(Name of Issuer) Common Stock
(Title of Class of Securities) 91822J103
(CUSIP Number) Perceptive Advisors, LLC, 51 Astor Place, 10th Floor, New York, NY 10003, (646) 205-5300
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications) December 6, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91822J103	13D/A	Page 2 of 9

1.	NAMES OF REPORTING PERSONS i.r.s. identification no. of above persons (entities only) PERCEPTIVE ADVISORS LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCES OF FUNDS OO (Funds from Investment Advisory Clients).
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	sole voting power 0
	8.	shared voting power 8,634,668
	9.	sole dispositive power 0
	10.	shared dispositive power 8,634,668
11.	aggregate amount beneficially owned by each reporting person 8,634,668
12.	check box if the aggregate amount in row (11) excludes certain shares *		☐
13.	percent of class represented by amount in row 11 21.5%
14.	TYPE OF REPORTING PERSON* IA

CUSIP No. 91822J103	13D/A	Page 3 of 9

1.	NAMES OF REPORTING PERSONS i.r.s. identification no. of above persons (entities only) JOSEPH EDELMAN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCES OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	sole voting power 0
	8.	shared voting power 8,634,668
	9.	sole dispositive power 0
	10.	shared dispositive power 8,634,668
11.	aggregate amount beneficially owned by each reporting person 8,634,668
12.	check box if the aggregate amount in row (11) excludes certain shares *		☐
13.	percent of class represented by amount in row 11 21.5%
14.	TYPE OF REPORTING PERSON* IN

CUSIP No. 91822J103	13D/A	Page 4 of 9

1.	NAMES OF REPORTING PERSONS i.r.s. identification no. of above persons (entities only) Perceptive Life Sciences Master Fund, Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCES OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	sole voting power 0
	8.	shared voting power 6,245,725
	9.	sole dispositive power 0
	10.	shared dispositive power 6,245,725
11.	aggregate amount beneficially owned by each reporting person 6,245,725
12.	check box if the aggregate amount in row (11) excludes certain shares *		☐
13.	percent of class represented by amount in row 11 15.6%
14.	TYPE OF REPORTING PERSON* CO

CUSIP No. 91822J103	13D/A	Page 5 of 9

1.	NAMES OF REPORTING PERSONS i.r.s. identification no. of above persons (entities only) Perceptive Credit Holdings, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCES OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	sole voting power 0
	8.	shared voting power 2,068,824
	9.	sole dispositive power 0
	10.	shared dispositive power 2,068,824
11.	aggregate amount beneficially owned by each reporting person 2,068,824
12.	check box if the aggregate amount in row (11) excludes certain shares *		☐
13.	percent of class represented by amount in row 11 4.9%
14.	TYPE OF REPORTING PERSON* PN

CUSIP No. 91822J103	13D/A	Page 6 of 9

ITEM 1	Security and Issuer

This Schedule 13D/A relates to the common stock, par value $0.001 (the “Common Stock”), of VBI Vaccines, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 222 Third Street, Suite 2241, Cambridge, MA 02142.

ITEM 2	Identity and Background

(a)	The names of the persons filing this Schedule 13D/A (the “Schedule”) are Perceptive Advisors, LLC, a Delaware limited liability company (the “Investment Manager”), Perceptive Life Sciences Master Fund, Ltd., a Cayman Islands company (the “Fund”), Perceptive Credit Holdings, LP, a Delaware limited partnership (the “Credit Fund’) and Joseph Edelman, the managing member of the Investment Manager and the control person of the general partner of the Credit Fund. Such reporting persons are collectively referred to herein as the “Reporting Persons.”

The Investment Manager, in its capacity as investment manager of the Fund and the Credit Fund and investment manager to a managed account (the “Managed Account”), has sole power to vote and dispose of the shares of Common Stock held by the Fund, the Credit Fund and the Managed Account. Each of the Investment Manager and Joseph Edelman disclaims any economic interest in or beneficial ownership of the shares of Common Stock covered by this Schedule.

(b)	The business address of the Reporting Persons is 51 Astor Place 10th Floor, New York, NY 10003.

(c)	This Schedule is filed on behalf of the Investment Manager, the Fund, the Credit Fund and Joseph Edelman. The Fund and the Managed Account are the record and direct beneficial owner of the shares of Common Stock reported herein. The Credit Fund is the direct beneficial owner of warrants (the “Warrants”) to purchase shares of Common Stock. The Investment Manager is the investment manager to the Fund, the Credit Fund and the Managed Account. Mr. Edelman is the managing member of the Investment Manager and the control person of the general partner of the Credit Fund. The principal business of the Investment Manager is purchasing, holding and selling securities for investment purposes. The principal business of the Fund, the Credit Fund and the Managed Account is to invest in securities.

(d)	This Schedule is being amended to reflect securities held by the Investment Manager, the Fund and Joseph Edelman the amount of which was misstated in the original Schedule 13D filed on December 9, 2016.

(e)	During the past five years none of the Reporting Persons has been convicted in a criminal proceeding.

(f)	During the past five years none of the Reporting Persons has been a party to a civil proceeding as a result of which it is subject to a judgment, decree or final order enjoining it from or mandating activities subject to federal or state securities laws, or finding it in violation of such laws.

(g)	Perceptive Advisors LLC and Perceptive Credit Holdings, LP are organized under the laws of Delaware, USA. Perceptive Life Sciences Master Fund, Ltd is organized under the laws of the Cayman Islands. Mr. Edelman is a citizen of the United States of America.

ITEM 3	Source and Amount of Funds or Other Consideration

The Fund and the Managed Account purchased the shares of Common Stock in a private transaction utilizing its respective working capital. The Credit Fund purchased the Warrants in a private transaction utilizing its respective working capital.

CUSIP No. 91822J103	13D/A	Page 7 of 9

ITEM 4	Purpose of Transaction

Except with respect to the Credit Fund, the Reporting Persons purchased shares of Common Stock of the Issuer in a private placement transaction that was in the ordinary course of business. The Reporting Persons had previously purchased shares of Common Stock of the Issuer in previous private placement transactions. The Credit Fund received the Warrants from the Issuer in connection with a loan made by the Credit Fund to a subsidiary of the Issuer. Additionally, the Credit Fund had previously received Warrants from the Issuer in connection with a loan made by the Credit Fund to a subsidiary of the Issuer. The shares of Common Stock and the Warrants are held for investment purposes.

Each Reporting Person expects to continuously review such persons investment in the Issuer and, depending on various factors including but not limited to, the price of the shares of Common Stock, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals, acquire additional shares of Common Stock, preferred stock or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately- negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements dispose or distribute some or all of its of his Common Stock or such other securities as it or he owns or may subsequently acquire depending on various factors, including but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as the liquidity and diversification objectives.

Consistent with their investment intent, each Reporting Person may from time to time discuss with the Issuer’s management, directors, other shareholders and others, the Issuer’s performance, business, strategic direction, capital structure, product development program, prospects and management, as well as various ways of maximizing stockholder value, which may or may not include extraordinary transactions. Each Reporting Person intends to participate in and influence the affairs of the Issuer through the exercise of its voting rights with respect to their shares of Issuer Common Stock. In addition, an employee of the Investment Manager serves on the board of directors of the Issuer. Furthermore, the Credit Fund is a lender to the Issuer.

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plans or proposals that relates or would result in any of the transactions or other matters specified in clauses (a) though (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

ITEM 5	Interest in Securities of the Issuer

(a)-(b) Joseph Edelman and the Investment Manager may be deemed for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owners of an aggregate of 8,634,668 shares of Common Stock as of December 6, 2016, which represent 21.5% of the Issuer’s outstanding shares of Common Stock. Such 8,634,668 shares of Common Stock are comprised of (1) 6,245,725 shares of Common Stock held by the Fund; (ii) 320,119 shares of Common Stock held by the Managed Account; and (iii) 2,068,824 shares of Common Stock held as Warrants by the Credit Fund. The Fund and the Credit Fund may be deemed for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owners of the number of shares of Common Stock set forth on the cover pages hereto.

The percentage calculation was based on 39,979,644 shares outstanding which is the total number of shares outstanding as of December 6, 2016 based on a representation provided by the Chief Financial Officer of the Issuer.

CUSIP No. 91822J103	13D/A	Page 8 of 9

	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Perceptive Advisors LLC	0	8,634,668	0	8,634,668
Perceptive Life Sciences Master Fund, Ltd	0	6,245,725	0	6,245,725
Perceptive Credit Holdings LP	0	2,068,824	0	2,068,824
Joseph Edelman	0	8,634,668	0	8,634,668

(c) Except as set forth below, there have been no transactions in the shares of the Common Stock by any of the Reporting Persons in the last 60 days.

Date	Shares Purchased	Price
December 6, 2016	3,475,000	3.05
December 6, 2016	363,771 (Warrants)	4.13
December 6, 2016	1,341,282 (Warrants)	3.355

(d)-(e) Not applicable

ITEM 6	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Pursuant to a Share Purchase Agreement dated December 5, 2016 between the Issuer, the Managed Account and the Fund, the Managed Account and the Fund purchased a total of 3,475,00 shares of Common Stock of the Issuer at $3.05 per share. Pursuant to a Second Closing Effective Date Warrant dated December 6, 2016 between the Issuer and the Credit Fund, the Credit Fund received in connection with a loan made by the Credit Fund to a subsidiary of the Issuer: (i) 363,771 Warrants with an exercise price $4.13 per share of Common Stock and (ii) 1,341,282 Warrants with an exercise price of 3.355 per share of Common Stock. Pursuant to an Amended and Restated Credit Agreement and Guaranty between a subsidiary of the Issuer and the Credit Fund, the Credit Fund agreed to loan $15,000,000 to a subsidiary of the Issuer.

ITEM 7	Material to the Filed at Exhibits

Exhibit 1:            Joint Filing Agreement

Exhibit 2:            Share Purchase Agreement

Exhibit 3:            Second Closing Effective Date Warrant

Exhibit 4:            Amended and Restated Credit Agreement and Guaranty

CUSIP No. 91822J103	13D/A	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 9, 2017
Date

PERCEPTIVE ADVISORS LLC

/s/ Joseph Edelman
Signature

Joseph Edelman/Managing Member
Name/Title

March 9, 2017
Date

PERCEPTIVE LIFE SCIENCES MASTER FUND, LTD

/s/ Joseph Edelman
Signature

Joseph Edelman/Managing Member
Name/Title

PERCEPTIVE CREDIT HOLDINGS, LP

March 9, 2017
Date

/s/ Joseph Edelman
Signature

Joseph Edelman/Managing Member
Name/Title

March 9, 2017
Date

/s/ Joseph Edelman
Signature

Joseph Edelman
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.